767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 5, 2021

VIA EDGAR TRANSMISSION

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Definitive Healthcare Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 30, 2021
CIK No. 0001861795

Dear Mr. Crispino:

On behalf of our client, Definitive Healthcare Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 20, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001861795) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed June 30, 2021

Prospectus Summary, page 1

1.

We note your response to prior comment 1. Because the charts on page 3 and 83 continue to show the company revenues in fiscal 2019 and 2020, please add the company’s net losses for those years to balance the disclosure.

Matthew Crispino
Securities and Exchange Commission
August 5, 2021

Page 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the charts on pages 3 and 85 to include references to the Company’s net losses for fiscal 2019 and 2020.

Summary Historical and Pro Forma Consolidated Financial and Other Data

Other Financial Data, page 19

2.

For each of Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating (loss) Income, and Adjusted EBITDA Margin, please present with equal or greater prominence, the most directly comparable financial measure respectively calculated and presented in accordance with GAAP. Include a reconciliation of Adjusted EBITDA Margin to its most comparable GAAP ratio in “Non-GAAP Financial Measures” which you referenced in footnote (1) hereunder. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC’s Adopting Release titled “Conditions for Use of Non-GAAP Financial Measures” (Release No. 33-8176).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Other Financial Data on pages 19 and 20 of Amendment No. 2 to include references to the most directly comparable financial measure calculated and presented in accordance with GAAP for each of Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating (Loss) Income and Adjusted EBITDA Margin.

Unaudited Pro Forma Consolidated Balance Sheet (As of , 2021)

Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of                 , 2021), page 82

3.

We note in your response to comment 6 the Company presents the contingently redeemable non-controlling interest as permanent equity because the Company and not the holders determines whether to satisfy a redemption request from a holder of LLC Units in shares of newly issued Class A common stock or cash. Please tell us how the Company will make the decision to issue shares or pay cash. In this regard, we note the Pre-IPO LLC Members will be able to control any action requiring the general approval of your stockholders including the election of your board of directors. A board member, while considered independent for regulatory compliance purposes, may not be considered independent for accounting purposes if that member was appointed to the board by individuals who currently hold Class B common stock and Common Units.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company intends to amend the terms of the LLC agreement prior to the effectiveness of the Company’s registration statement to provide for the ability of the holders to exchange their LLC Units for Class A common stock and the LLC agreement will not provide for the option for the Company to satisfy an exchange request in cash. Accordingly, the Company believes that since it will be required to satisfy the exchange of the LLC Units with a permanent equity security (the Class A common stock), it is appropriate to present the non-controlling interest as permanent equity. The Company has revised the disclosure accordingly. Please see pages 9 and 66 for the revised description.

Matthew Crispino
Securities and Exchange Commission
August 5, 2021

Page 3

Executive and Director Compensation

Class B Unit Agreements with Messrs. Krantz, Shone and Mirisola, page 135

4.	We note your response to comment 13. Please disclose any compensation cost arising from the modification of performance-vesting Class B Units into an award of restricted common units.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not anticipate any compensation cost arising from the modification of performance-vesting Class B Units into an award of restricted common units.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Jason Krantz

Chief Executive Officer

Definitive Healthcare Corp.

cc:	Cathy A. Birkeland

Senet Bischoff

Alexa Berlin

Latham & Watkins LLP